

September 21, 2022

David Zhang
Chief Financial Officer
iClick Interactive Asia Group Ltd
Prosperity Millennia Plaza 663 King's Road, Quarry Bay
Hong Kong S.A.R., People's Republic of China

> **Re: iClick Interactive Asia Group Ltd**
> **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 2, 2022**
> **File No. 001-38313**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2021

Conventions That Apply To This Annual Report, page 1

1. Please revise your definition of "China" or the "PRC" to remove the exclusion of Hong Kong and Macau from this definition and clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

2. Clearly disclose how you will refer to the holding company, subsidiaries, the VIE and the VIE's subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, you define "we," "us," "our company " and "our" as iClick Interactive Asia Group Limited, but it appears you also use these terms to refer to the consolidated entity and to a variety of business operations, including those of the VIE. Additionally, we note that you refer to "our VIE"

on page F-20 which appears to inappropriately imply an equity ownership interest in the VIE.

Cash Transfer between our Company, Subsidiaries and VIE and Its Subsidiaries, page 6

3.   Please revise to provide a more detailed description of how cash is transferred through your organization. State whether any transfers, dividends or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify any cash flows or transfers of other assets by type that have occurred, and direction of transfer. In particular, clarify how funds from the public holding company, such as offering proceeds from your IPO, were transferred to VIE entities and used for VIE operations. Provide appropriate cross-references to the condensed consolidating schedule and the consolidated financial statements.

Summary of Risk Factors, page 18

4.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. The disclosure in this section should make clear whether these risks could result in a material change in your operations and/or the value of the securities you have listed or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shuang Zhao, Esq.